EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIOS

STANADYNE HOLDINGS, INC.	Successor		Predecessor
	Year Ended December 31, 2005	148 Days Ended December 31, 2004	218 Days Ended August 5, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
(Loss) income before income taxes, minority interest and extraordinary item	$(5,557)	$5,513	$(7,625)	$15,780	$645	$(1,037)

Fixed charges deducted from earnings	30,339	9,506	5,609	10,066	11,288	11,812

Earnings available for payment of fixed charges	$24,782	$15,019	$(2,016)	$25,846	$11,933	$10,775

Fixed charges:
Interest expense, net	$20,032	$8,139	$4,684	$8,310	$9,420	$10,141
Amortization of deferred financing fees	9,490	1,031	434	952	1,029	1,029

Portion of rent deemed to be interest	817	336	491	804	839	642

Total fixed charges	$30,339	$9,506	$5,609	$10,066	$11,288	$11,812

Ratio of earnings (deficiency) to fixed charges	0.8	1.6	(0.4)	2.6	1.1	0.9

STANADYNE CORPORATION	Successor		Predecessor
	Year Ended December 31, 2005	148 Days Ended December 31, 2004	218 Days Ended August 5, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Income (loss) before income taxes, minority interest and extraordinary item	$1,968	$5,732	$(7,625)	$15,780	$645	$(1,037)

Fixed charges deducted from earnings	22,878	9,288	5,609	10,066	11,288	11,812

Earnings available for payment of fixed charges	$24,846	$15,020	$(2,016)	$25,846	$11,933	$10,775

Fixed charges:
Interest expense, net	$20,032	$8,139	$4,684	$8,310	$9,420	$10,141
Amortization of deferred financing fees	2,029	813	434	952	1,029	1,029

Portion of rent deemed to be interest	817	336	491	804	839	642

Total fixed charges	$22,878	$9,288	$5,609	$10,066	$11,288	$11,812

Ratio of earnings (deficiency) to fixed charges	1.1	1.6	(0.4)	2.6	1.1	0.9